SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549


                            FORM 6-K

                 Report of Foreign Private Issuer
               Pursuant to Rule 13a-16 or 15d-16 of
               the Securities Exchange Act of 1934

                 For the month of April, 2005

                Commission File Number 1-10928

                 INTERTAPE POLMER GROUP INC.

110E Montee de Liesse, St. Laurent, Quebec, Canada, H4T 1N4

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

         Form 20-F                              Form 40-F          X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __________

Indicate by check mark whether by furnishing the information contained in this
 Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

           Yes                                       No           X

If "Yes" is marked, indicate below the file number assigned to the registrant
in connection with Rule 12g3-2(b):    82-______

The Information contained in this Report is incorporated by reference into Registration Statement No. 333-109944



SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                          INTERTAPE POLYMER GROUP INC.



Date:  May 4, 2005        By:  /s/H. Dale McSween
                               H. Dale McSween,
                               President - Distribution Products

                             INTERTAPE POLYMER GROUP INC.





                              MANAGEMENT PROXY CIRCULAR
                                  IN CONNECTION WITH
                                  THE ANNUAL MEETING
                                    OF SHAREHOLDERS
                                     to be held on
                                     May 25, 2005

                          [LOGO] intertape polymer group(TM)

                            INTERTAPE POLYMER GROUP INC.

                     NOTICE OF THE ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual Meeting (the "Meeting") of Shareholders of INTERTAPE POLYMER GROUP INC. (the "Corporation") will be held at the Fairmount Queen Elizabeth Hotel, 900 Rene-Levesque Blvd. West, Montreal, Quebec, H3B 4A5, on May 25, 2005, at 4:00 o'clock in the afternoon, for the purposes of:

     (1) receiving the consolidated financial statements for the year ended December 31, 2004, together with the auditors' report thereon;

     (2) electing a board of eight directors to serve until the next annual meeting of shareholders;

     (3) appointing auditors and authorizing the directors to fix their remuneration; and

     (4) transacting such other business as may properly be brought before the Meeting.

The specific details of all matters proposed to be put before the Meeting are set forth in the accompanying Management Proxy Circular.

Only holders of record of common shares of the Corporation at the close of business on April 25, 2005 will be entitled to vote at the Meeting.


                                    By Order of the Board of Directors,

                                    (signed) ANDREW M. ARCHIBALD, C.A.
                                    Chief Financial Officer and Secretary
Montreal, Quebec - April 25, 2005

SHAREHOLDERS WHO ARE UNABLE TO BE PRESENT AT THE MEETING ARE REQUESTED TO COMPLETE AND RETURN THE ENCLOSED FORM OF PROXY IN THE ENVELOPE PROVIDED FOR THAT PURPOSE. PROXIES MUST BE RECEIVED AT THE REGISTERED OFFICE OF THE TRANSFER AGENT OF THE CORPORATION NOT LESS THAN 48 HOURS PRIOR TO THE MEETING.

                          MANAGEMENT PROXY CIRCULAR

Solicitation of Proxies

     This Management Proxy Circular (the "Circular"), which is being mailed to shareholders on or about April 29, 2005, is furnished in connection with the solicitation by the management of Intertape Polymer Group Inc. (the "Corporation") of proxies to be used at the Annual Meeting of Shareholders of the Corporation (the "Meeting") to be held on May 25, 2005 at the time and place and for the purposes set forth in the accompanying notice of Annual Meeting of Shareholders, or any adjournment thereof. The solicitation will be primarily by mail but may also be made by telephone or other means of telecommunication by regular employees of the Corporation at nominal cost. The cost of the solicitation will be borne by the Corporation.

All dollar amounts set forth in this Circular are in U.S. dollars, except as otherwise indicated.

Appointment of Proxyholders and Revocation of Proxies

     A shareholder may appoint as proxyholder a person other than the directors of the Corporation named in the accompanying form of proxy to attend and vote at the Meeting in his stead, and may do so by inserting the name of such other person, who need not be a shareholder, in the blank space provided in the form of proxy or by completing another proper form of proxy.

     In order for proxies to be recognized at the Meeting, the completed forms of proxy must be received at the office of the Corporation's Canadian transfer agent, CIBC Mellon Trust Company, 2001
University Street, 16th Floor, Montreal, Quebec H2L 3A6, not less than 48 hours prior to the Meeting.

    A shareholder, or his attorney authorized in writing, who executed a form of proxy may revoke it in any manner permitted by law, including the depositing of an instrument of revocation in writing at the principal place of business of the Corporation, 110E Montee de Liesse, Montreal, Quebec H4T 1N4, at any time up to and including the last business day preceding the day of the Meeting or an adjournment thereof or with the Chairman of the Meeting or an adjournment thereof on the day of the Meeting but prior to the use of the proxy at the Meeting.

Non-Registered Holders

     The information set forth in this section is important to the many shareholders who do not hold their common shares of the Corporation in their own names (the "Non-Registered Holders").
Non-Registered Holders should note that only proxies deposited by shareholders whose names appear on the records of the Corporation as the registered holders of shares can be recognized and acted upon at the Meeting. However, in many cases, common shares of the Corporation beneficially owned by a Non-Registered
Holder are registered either:

     a) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the common shares, such as, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans; or

     b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited or "CSD") of which the Intermediary is a participant.

     In accordance with the requirements of National Instrument Policy 54-101 of the Canadian Securities Administrators, the Corporation has distributed copies of the Notice of Meeting, this Management Proxy Circular, the form of proxy and the 2004 Annual Report including management's discussion and analysis (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

     Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive the Meeting Materials will either:

     1. be given a proxy which is signed by the Intermediary (typically by a facsimile, stamped signature) and already sets forth the number of common shares beneficially owned by the Non-Registered Holder but which is otherwise uncompleted. This form of proxy need not be signed by the Non-Registered Holder. The Non-Registered Holder who wishes to submit a proxy should properly complete the form of proxy and deposit it with CIBC Mellon Trust Company as described above;

     2. more typically, be given a voting instruction form which must be completed and signed by the Non-Registered Holder in accordance with the directions on the CIBC Mellon Trust Company voting instruction form.

     The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communications Corporation ("ADP" formerly IICC). ADP typically mails a proxy form to the Non-Registered Holders and asks Non-Registered Holders to return the proxy form to ADP (the ADP form also allows completion of the voting instructions form by telephone.) ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at a shareholders' meeting. A Non-Registered Holder receiving a proxy form from ADP cannot use that proxy to vote shares directly at the Meeting. The proxy must be returned to ADP well in advance of the Meeting in order to have the shares voted.

     Shares held by brokers or their agents or nominees can he voted for or against resolutions only upon the instructions of the Non-Registered
Holder. Without specific instructions, brokers and their agents and nominees are prohibited from voting shares for the broker's clients. The purpose of these procedures is to permit Non-Registered Holders to direct the voting of the common shares they beneficially own.

     Should a Non-Registered Holder who receives either a proxy or a voting instruction form wish to attend and vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should strike out the names of the persons named in the proxy and insert the Non-Registered Holder's (or such other person's) name in the blank space provided, or, in the case of a voting instruction form, follow the corresponding directions on the form. In either case, Non-Registered Holders should carefully follow the instructions of their Intermediaries and their service companies and ensure that instructions respecting the voting of their shares are communicated to the appropriate person.

Exercise of Discretion by Proxyholders

     The persons whose names are printed on the accompanying form of proxy will, on a show of hands or any ballot that may be called for, vote or withhold from voting the shares in respect of which they are appointed in accordance with the direction of the shareholder appointing them. If no choice is specified by the shareholder, the shares will be voted for the election of the nominees for directors set forth in this Circular under the heading "Election of Directors" and for the appointment of the auditors set forth in this Circular under the heading "Appointment and Remuneration of Auditors".

     The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the notice of the Meeting and to other matters which may properly come before the Meeting. As at the date hereof, management knows of no such amendment, variation or other matters to come before the Meeting. If any matters which are not now known should properly come before the Meeting, the persons named in the form of proxy will vote on such matters in accordance with their best judgment.

Shareholder Proposals for the 2006 Annual Meeting

     Shareholder proposals intended to be presented at the Corporation's 2006 Annual Meeting of Shareholders must be submitted for inclusion in the Corporation's proxy materials prior to March 1, 2006.

Voting Shares and Principal Holders Thereof

     As at April 25, 2005, the Corporation had 41,237,711 common shares outstanding, being the only class of shares entitled to be voted at the Meeting. Each holder of such shares is entitled to one vote for each share registered in his name as at the close of business on April 25, 2005, being the date fixed by the Board of Directors of the Corporation or the determination of the registered holders of such shares who are entitled to receive the Notice of Annual Meeting of Shareholders enclosed herewith (the "Record Date"). In the event that such a shareholder transfers the ownership of any of his shares after the Record Date, the transferee of such shares shall be entitled to vote at the Meeting if he produces properly endorsed share certificates or otherwise establishes proof of his ownership of the shares and demands, not later than ten days before the Meeting, that his name be included in the list of shareholders entitled to vote. This list of shareholders will be available for inspection on and after the Record Date during usual business hours at the registered office of the Corporation and at the Meeting.

     Based on public filings made by the persons mentioned in this paragraph with the United States Securities and Exchange Commission, Letko, Brosseau & Associates Inc. beneficially owned, as of February 15, 2005, 4,752,490 (11.5%) of the Corporation's common shares, and, as of February 22, 2005, Wells Fargo & Company and its subsidiaries beneficially owned, directly or indirectly, 4,972,566 (12.1%) of the Corporation's common shares, the foregoing persons being the only persons that, to the knowledge of the directors and officers of the Corporation, beneficially own or exercise control or direction over shares carrying approximately ten percent or more of the voting rights attached to all shares of the Corporation.

Election of Directors

     The Articles of the Corporation stipulate that the Board of Directors shall consist of a minimum of one and a maximum of eleven directors. The entire Board of Directors currently consists of seven members all of whom were members of the Board prior to the last annual shareholders meeting held on June 2, 2004. J. Spencer Lanthier, who has been a director of the Corporation since June 20, 2001, has notified the Corporation that he will not seek re-election and thus he will cease being a member of the Board immediately following the Meeting. The Nominating & Governance Committee of the Corporation has recommended that Mr. John E. Richardson and Mr.
Jorge N. Quintas, each of whose biographical information is set out below, be nominated for election to the Board and management of the Corporation has agreed to act on such recommendation. The following sets out information regarding each of the eight persons proposed by management as nominees for election as directors to hold office until the next succeeding annual meeting of shareholders of the Corporation or until their successors are elected or appointed.

                                                                                                As at April 25, 2005
                                                                                            Control or Direction of the
                                                                                            Corporation is Exercised by
                                                                                                    Means of (1)
                                                                                            ____________________________
         Name                  Age       Position or office                                 Common         Options to
                                          with Corporation            Director Since	    Shares       Purchase Shares
Melbourne F. Yull(4)           64     Director, Chairman of the     December 22, 1989(5)    545,527        1,079,000
                                      Board and Chief Executive
                                      Officer
Michael L. Richards(2)(4)      66     Director                      December 22, 1989(5)     77,600           51,000
Ben J. Davenport, Jr.(2)(4)    62     Director                      June 8, 1994             19,000           51,000
L. Robbie Shaw(2)(3)(4)        63     Director                      June 8, 1994              7,500           48,500
Gordon R. Cunningham(2)(3)(4)  60     Director                      May 21, 1998             14,500           39,000
Thomas E. Costello(3)(4)       65     Director                      November 22, 2002         4,000           27,500
John E. Richardson             71     Nominee for election as a     Nominee for election
                                      Director                      as a Director                 0                0
Jorge N. Quintas               58     Nominee for election as a     Nominee for election
                                      Director                      as a Director                 0                0


                                                                                            _______        _________
                                                                                            668,127        1,296,000
                                                                                            _______        _________
                                                                                            _______        _________

__________



(1) This information, not being within the knowledge of the Corporation, was furnished by the respective nominees individually.

(2)     Member of Compensation Committee.

(3)     Member of Audit Committee.

(4)     Member of Nominating & Govemance Committee.

(5)     Director of the predecessor company since 1981.


     Melbourne F. Yull, a resident of Sarasota, Florida was appointed Chairman of the Board and Chief Executive Officer on January 11, 1995, having been the President and a director of the Corporation or a predecessor thereof since 1981.

     Michael L. Richards, a resident of Westmount, Quebec, is a senior partner in the law firm Stikeman Elliott LLP, Montreal, Quebec. He is also a director of Novamerican Steel Inc.

     Ben J. Davenport, Jr., a resident of Chatham, Virginia, is the Chief Executive Officer of Chatham Oil Company, a distributor of oil, gasoline and propane. He also serves as Chairman and Chief Executive Officer of First Piedmont Corporation, a waste hauling business.

     L. Robbie Shaw, a resident of Halifax, Nova Scotia, is the former Vice-President of Nova Scotia Community College and currently acts as a consultant for the College.

     Gordon R. Cunningham, a resident of Toronto, Ontario, is President of Cumberland Asset Management Corp., a discretionary investment management firm.

     Thomas E. Costello, a resident of Longboat Key, Florida, was the Chief Executive Officer, from 1991 to 2002, of xpedx, a wholly-owned subsidiary of the International Paper Company.

     John E. Richardson, a resident of Toronto, Ontario, is currently the Chairman of the Ontario Pension Board, the Chairman of the Boiler Inspection and Insurance Company of Canada, as well as a director of Research in Motion (and their audit committee financial expert) and Armtec Limited Income Trust (and a member of their audit committee). He had previously served as the Deputy Chairman of London Insurance Group Inc., Chairman, President, and CEO of Wellington Insurance Co. and President of Great Lakes Power, and, prior to that, he had been a senior partner of Clarkson Gordon & Co. (now Ernst & Young).

     Jorge N. Quintas, a resident of Porto, Portugal, is currently the President and a director of Fibope Portuguesa-Filmes Biorientados S.A., a wholly-owned subsidiary of the Corporation that is located in Portugal and that manufactures and distributes shrink films. Mr. Quintas has and continues to serve in executive capacities and/or as a director of various other corporations most of which are based in Portugal, including as President of Nelson Quintas & Filhos (Holding), which owns interests in five cable manufacturing facilities (three of which are located in Portugal, one in Brazil and one in Spain), as Vice-President of Cabelte Holding and as a board member of Portgas. The corporations with which Mr. Quintas serves as an executive are involved in a range of industrial activities, including the distribution and/or manufacture of natural gaz, energy and telecommunications cables, fiber-optic cables, cables for the automotive industry and other types of cables.

     If any of the above nominees is for any reason unavailable to serve as a director, proxies in favour of management will be voted for another nominee in the discretion of the persons named in the form of proxy unless the shareholder has specified in the proxy that his shares are to be withheld from voting on the election of directors. The Board of Directors recommends a vote in favour of each of the nominees.

Executive Compensation

1. Summary Compensation Table

     The following table sets forth all compensation paid in respect of the individuals who were, at December 31, 2004, the Chief Executive Officer and the other four most highly compensated executive officers of the Corporation (the "named executive officers").


                                       SUMMARY COMPENSATION TABLE

                                                                                         Long-Term
                                                                                        Compensation
                                                                                           Awards
                                                                                       Securities Under
                                                                       Other Annual    Options Granted
                                             Salary         Bonus      Compensation      As At FY-End
Name and Principal Position       Year    (in U.S. $)    (in U.S. $)   (in U.S. $)(1)        (#)
___________________________       ____    ____________   ____________  ____________    ________________
M.F. Yull                         2004      508,832        264,975       10,175             979,000
  Chairman of the Board and       2003      490,346         30,000       35,645             879,000
  Chief Executive Officer         2002      475,000        100,000       50,190             819,000

H.D. McSween                      2004      329,932        171,002        1,964             320,165
  Executive Vice President,       2003      309,197         15,000       12,683             280,165
  Operations                      2002      299,520         25,000       13,649             285,165

A.M. Archibald                    2004      275,983        148,960        2,668             279,543
  Chief Financial Officer         2003      268,400         12,500        2,240             239,543
  and Secretary                   2002      238,796              0          585             244,543

J.B. Carpenter                    2004      240,825        125,626        1,166             190,000
  Executive Vice President,       2003      225,456         10,000       13,713             120,000
  Global Sourcing                 2002      218,400         15,000       14,950              90,000

D.R. Yull                         2004      240,780        125,600        1,958             255,300
  Executive Vice President,       2003      224,000         10,000       18,220             189,800
  Strategic Planning and          2002      193,558         15,000       21,063             159,800
  International Business

__________


(1) The amounts in this column relate primarily to taxable benefits on employee loans, to the Corporation's contributions to the pension plan and to expenses incurred by the Corporation in connection with automobiles that it puts at the disposal of certain of the named executive officers.

     The aggregate compensation for all executive officers and directors of the Corporation who are not "named executive officers" for the fiscal year ended December 31, 2004 amounts to U.S.$1,544,036.

2.     Executive Stock Option Plan

     In 1992, the Corporation established its ongoing Executive Stock Option Plan (the "Plan") in respect of the common shares of the Corporation, such Plan which has been amended from time to time. The Plan is administered by the Board of Directors. The shares offered under the Plan are common shares of the Corporation. The Plan may be amended by the Board of Directors subject to obtaining any prescribed regulatory approvals and, when applicable, shareholder approval.

     The purpose of the Plan is to promote a proprietary interest in the Corporation among the executives, the key employees and the non-management directors of the Corporation and its subsidiaries, in order to both encourage such persons to further the development of the Corporation and to assist the Corporation in attracting and retaining key personnel necessary for the Corporation's long term success. The Board of Directors designates from time to time from the eligible executives those executives to whom options are to be granted and determines the number of shares covered by such options. Generally, participation in the Plan is limited to persons holding positions that can have an impact on the Corporation's long-term results. The rights of an optionee under the Plan are non-assignable. When an optionee ceases to be an employee of the Corporation or one of its subsidiaries, the optionee has three months within which to exercise vested options (twelve months in the case of retirement or death). When a director of the Corporation ceases to be a director, he or she has three months within which to exercise vested options. Non-vested options are cancelled immediately in the above circumstances.

     The number of common shares to which the options relate are determined by taking into account, inter alia, the market price of the common shares and each optionee's base salary. The Plan provides that the number of common shares of the Corporation reserved for issuance to any one person shall not exceed five percent of the issued and outstanding common shares of the Corporation. The exercise price payable for each common share covered by an option is determined by the Board of Directors but will not be less than the market value of the underlying common shares on the day preceding the effective date of the grant. The Plan provides that options issued thereunder shall vest at the rate of 25% per year, beginning, in the case of options granted to employees, on the first anniversary date of the grant and, in the case of options granted to non-management directors, on the date of the grant. The maximum number of common shares that may be issued under the Plan is 4,094,538 (representing 9.9% of the total number of common shares of the Corporation that are currently outstanding). As at December 31, 2004, there were a total of 3,772,155 (9.1%) outstanding options issued under the Plan, each of such options which, if or when vested, will be exercisable for one common share of the Corporation, and the weighted-average exercise price of such outstanding options equaled U.S.$9.37. As at December 31, 2004, 322,383 (less than 1%) more options remained available for issue under the Plan, such options which may be issued to insiders or non-insiders of the Corporation.

     The following table sets forth each grant of options to the named executive officers under the Plan in 2004.


             OPTION GRANTS DURING THE FINANCIAL YEAR ENDED DECEMBER 31, 2004

                                 % of the Total
                                Number of Options
                                That Were Granted
                  Securities      To Employees
                    Under          During the                            Market Value of the
                   Options       Financial Year       Exercise Price      Common Shares on
                   Granted       ended Dec. 31,         ($/Common         The Date of Grant
   Name              (#)             2004                Share)           ($/Common Share)      Expiration Date
______________    __________     ________________     ______________     ____________________   _______________
M.F. Yull          100,000          11.4%                 10.87               10.87             February 23, 2010
                    62,000           7.1%                  7.36                7.36             October 29, 2010
H.D. McSween        40,000           4.6%                 10.87               10.87             February 23, 2010
A.M. Archibald      40,000           4.6%                 10.87               10.87             February 23, 2010
J.B. Carpenter      30,000           3.4%                 10.87               10.87             February 23, 2010
                    40,000           4.6%                  7.36                7.36             October 29, 2010
D.R. Yull           30,000           3.4%                 10.87               10.87             February 23, 2010
                    40,000           4.6%                  7.36                7.36             October 29, 2010


     The following table sets forth details regarding the exercise of options by named executive officers in 2004.


              AGGREGATED OPTION EXERCISES DURING THE FINANCIAL YEAR ENDED
                DECEMBER 31, 2004 AND FINANCIAL YEAR-END OPTION VALUES

                                                                                      Value of
                                                        Unexercised                   Unexercised
                    Securities     Aggregate              Options                       Options
                     Acquired         Value              at FY-End                    at FY-End
                   on Exercise      Realized               (#)                          (U.S.$)
     Name              (#)            ($)         Exercisable/Unexercisable     Exercisable/Unexercisable
_______________    ___________    ____________    _________________________     _________________________

M.F. Yull               0              0              669,500/309,500               7,241,850/2,684,420
H.D. McSween            0              0              195,165/125,000               1,623,194/1,054,263
A.M. Archibald          0              0              174,043/105,500               1,441,428/875,673
J.B. Carpenter          0              0               67,500/122,500                 585,000/1,034,775
D.R. Yull           4,500         17,550              120,300/135,000               1,175,472/889,375




3.     Pension Arrangements

     The Corporation maintains a defined contribution plan through its Canadian subsidiary, Intertape Polymer Inc. ("IPI"), for its salaried employees in Canada. The Corporation maintains three defined benefit plans in the United States (two hourly and one salaried). Benefits for salaried employees are based on compensation and years of service and benefits for hourly employees are based on a fixed schedule of benefits per month for each year of service for such employees. In Canada, certain non-union hourly employees of the Corporation are covered by a defined benefit plan which provides a fixed benefit of U.S.$14.60 in 2004 (U.S.$12.81 and U.S.$10.83 in 2003 and 2002, respectively) per month for each year of service. None of the Corporation's named executive officers receive or have received benefits under the defined benefit plans described above. The Corporation's pension arrangements with M.F. Yull are described in the following section of this Circular.

     In 2005, the Corporation entered into a defined benefit retirement agreement with H.D. McSween whereby the Corporation agreed to fund a U.S.$150,000 per year pension (at age 65) for Mr. McSween with a 50% survivor benefit (or, in the case of death prior to age 65, a survivor benefit of 100% of base salary for one year, and 50% of base salary for each of the following four years).

     Effective January 1, 2001, the Corporation amended and restated its USA Employees' Retirement Plan to be a combined employee stock ownership plan and 401(k) plan, to change the name of the plan to the "Intertape Polymer Group Inc. USA Employees' Stock Ownership and Retirement Savings Plan" and to bring the plan into compliance with recent legislative changes. The Corporation may make annual discretionary matching contributions equal to a percentage of the contributions made by employees, but in no event shall such contributions exceed six percent of the employee's compensation deposited as elective contributions. The Corporation's expense for such retirement savings plans for the year ended December 31, 2004, was U.S.$850,000 (U.S.$2,446,000 in 2003 and U.S.$2,585,000 in 2002). In the
United States, the Corporation also provides group health care and life insurance benefits to certain retirees. A subsidiary of the Corporation contributes to a multi-employer plan for employees covered by collective bargaining agreements.

     4. Executive Employment Contracts and Termination of Employment of Executives

     The Corporation entered into a new employment agreement with M.F. Yull on January 1, 2004. Pursuant to the terms of the employment agreement (the "Agreement"), M.F. Yull continued to serve as Chairman of the Board and Chief Executive Officer of the Corporation and its subsidiaries. His annual gross salary for the year 2004 was U.S.$508,832. His compensation level is reviewed annually by the Corporation in accordance with its intemal policies. M.F. Yull's fixed annual gross salary for the year 2005 was set at U.S.$548,500. The Agreement provides, inter alia, for annual bonuses based on the budgeted objectives of the Corporation.

     The Agreement also provides for the payment of 36 months of M.F. Yull's remuneration in the event of termination without cause or resignation within six months of a change of control of the Corporation. Further, it provides for all options for the acquisition of common shares of the Corporation previously granted to M.F. Yull to become immediately vested and exercisable in the event of his termination without cause, or his resignation within twelve months of a change of control of the Corporation, or his retirement at any time after his 60th birthday or in the event of his death. In addition to his participation in the pension plan of IPI, the Agreement provides that M.F. Yull will receive, upon his ceasing to be an employee for any reason, a defined benefit supplementary pension annually for life equal to two percent of his average annual gross salary for the final five years of his employment as CEO multiplied by his years of service with the Corporation, including all time served as Chairman beyond time served as CEO.

     Furthermore, the Agreement provides that if during the term of M.F. Yull's employment a bona fide offer is made to all shareholders of the Corporation which, if accepted, would result in a change of control of the Corporation, then, subject to any applicable law, all of M.F. Yull's options which have not yet become vested and exercisable shall become vested and exercisable immediately. Upon expiry of such bona fide offer, if it does not result in a change of control of the Corporation, all of M.F. Yull's unexercised options which were not vested prior to such offer, shall immediately revert to their unvested status and to their former provisions with respect to the time of their vesting.

     The Corporation has also entered into agreements as of January 2001 with each of Messrs. A.M. Archibald, W.A. Barnes, J.B. Carpenter, B.H. Hildreth, J.A. Jackson, G.C. Jones, H.D. McSween, S. Nelson, E. Nugent, K.R. Rogers, D.R. Yull and G.A. Yull, and, as of January 2004 with V. DiTommaso and, as of February 2004, with P. Greco and M.J. Dougherty and, as of October 2004, with Kevin Jewell, Mike Young, Doug Nalette, Roy Van Essendelft, Shane Betts and Brian Martin. These agreements provide that if, within a period of six months after a change in control of the Corporation, (a) the executive voluntarily terminates his employment with the Corporation, or (b) the Corporation terminates the executive's employment without cause, such executive will be entitled to a lump sum in the case of his resignation or an indemnity in lieu of notice in a lump sum in the case of his termination, equal to 12 to 24 months of such executive's remuneration at the effective date of such resignation or termination, depending on his seniority.

     In addition, all options for the acquisition of common shares of the Corporation previously granted to such executive shall become immediately vested and exercisable. Furthermore, these agreements also provide that if during the term of the executive's employment a bona fide offer is made to all shareholders of the Corporation which, if accepted, would result in a change of control of the Corporation, then, subject to any applicable law, all of the executive's options which have not yet become vested and exercisable shall become vested and exercisable immediately. Upon expiry of such bona fide offer, if it does not result in a change of control of the Corporation, all of the executive's unexercised options which were not vested prior to such offer, shall immediately revert to their unvested status and to their former provisions with respect to the time of their vesting.

     5.     Composition of Compensation Committee and Report on Executive
Compensation

     The Compensation Committee (the "Committee") is appointed by the Board of Directors and is composed of four directors, being Ben J. Davenport, Jr., Michael L. Richards, L. Robbie Shaw and Gordon R. Cunningham, none of whom are or have been at any previous time an employee of the Corporation or any of its subsidiaries.

     The Committee administers the Corporation's compensation program in accordance with the mandate set out in the Committee's charter, which has been adopted by the Board of Directors. Part of the mandate is to evaluate and recommend to the Board compensation policies and programs for the Corporation's directors, executive officers and senior management, including option grants under the Corporation's Executive Stock Option Plan described above. The Committee has the authority to retain compensation consultants to assist in the evaluation of director. chief executive officer or senior executive compensation.

     The Committee annually reviews the compensation levels for the CEO and other executive officers and certain members of senior management. The Committee also reviews information it receives from the Corporation's CEO as well as from external compensation consultants. It uses this information to determine and approve such changes to the general compensation levels that it considers appropriate. In addition, on the recommendation of the CEO, the Committee approves and recommends to the Board of Directors discretionary cash bonuses, annual bonuses and stock option awards for executive officers and senior management. In arriving at its decisions, the Committee reviews industry comparisons for similar sized companies and for other companies in the packaging materials sector.

     Three primary components comprise the Corporation's compensation program: basic salary, annual bonuses based on performance and long-term stock options. Each element of compensation fulfils a different role in the attraction, retention and motivation of qualified executives and employees with the expertise and skills required in the business of the Corporation, who can effectively contribute to the long-term success and objectives of the Corporation. The annual bonus program is both formula based, measured against pre-determined performance targets, and discretionary. Stock options are granted to executives and key employees periodically by the Board of Directors based on the recommendations of the Committee. The amount and terms of outstanding options are taken into account when determining whether and how many new options will be granted. The options vest at a rate of 25% per year, beginning, in the case of options granted to employees, on the first anniversary date of the grant and, in the case of options granted to non-management directors, on the date of the grant. The options have no resulting value if the stock market price of the Corporation's shares does not appreciate.

     The Committee annually reviews and approves the corporate goals and objectives relevant to the CEO's compensation, evaluates the CEO's performance in light of those goals and objectives and recommends to the Board the CEO's compensation level based on this evaluation. The Committee considers the Corporation's performance and relative shareholder return and the awards given to the CEO in past years in determining the long-term component of his compensation. Based on these recommendations, the Board fixes the CEO's compensation. The CEO does not participate in the Committee's or the Board's deliberations concerning his compensation.

     Directors who are not officers or employees of the Corporation receive both cash compensation and options based on the recommendations of the Committee following its review of compensation arrangements for directors of public companies with comparable market capitalization.

     The above report has been submitted to and approved by the current members of the Committee, being Ben J. Davenport, Jr., Michael L. Richards,
L. Robbie Shaw and Gordon R. Cunningham.

Compensation of Directors

     In 2004, directors of the Corporation, who were not officers of the Corporation, received an annual fee of U.S.$11,500 for their services as directors and a fee of U.S.$900 for each board meeting attended (U.S.$450 for telephone meetings). Furthermore, a total of 45,000 options to purchase common shares of the Corporation were granted to directors of the Corporation who were not officers of the Corporation. All of those options were granted at an exercise price of U.S.$10.87.

Minimum Stock Ownership Requirements for Directors and Officers

     Upon recommendations made by the Corporation's Compensation Committee, in the first quarter of 2004, the Board of Directors passed resolutions implementing a policy whereby the officers and directors of the Corporation will be required to maintain ownership of a designated amount of common shares of the Corporation. Set out in the paragraphs below is a summary of such policy.

     The Chief Executive Officer of the Corporation is required to own that number of common shares that has a value that is equal to eight times his or her base salary(1). Senior executive officers of the Corporation are required to own that number of common shares that has a value that is equal to three times their respective base salaries. All other executive officers of the Corporation are required to own that number of common shares that has a value that is equal to their respective base salaries. Directors

______________________

(1) The targets mentioned in these paragraphs are based on the salary levels and the market price of the Corporation's common shares as of January 2004. Adjustments will be made, as applicable in accordance with the policy, upon the appointment of a new director or officer or upon the promotion of an officer.

of the Corporation are required to own that number of common shares that has a value that is equal to the aggregate of five times the total of the annual base retainer fees paid to such directors plus the meeting fees paid to such directors for the four regular quarterly meetings of the Board of Directors.

     Directors and officers of the Corporation have four years from January 2004 to attain the foregoing common share ownership levels. Until such stock ownership levels have been achieved, a specific officer or director must maintain 75% of all common shares that they have received through the exercise of any options that had been granted to them by the Corporation and they must thereafter maintain 25% of all common shares that they have received through the exercise of any options. Failure to attain the required ownership levels within the prescribed time period will call for the holding of one-half of future incentive payments (or directors fees) to be made to such individual until the required ownership level is obtained. Directors and officers may apply to the Corporation's Compensation Committee in order to obtain a waiver from the application of all or a portion of the foregoing policy. The Compensation Committee may recommend that the Board of Directors grant a waiver to a particular director or officer on a case by case basis (the Compensation Committee will consider a specific individual's estate planning needs, necessity to purchase a primary residence, education expenses, charitable contributions and/or other demonstrations of hardship (e.g. illness or divorce)).

Indebtedness of Directors and Officers

As listed in the table below, certain officers of the Corporation are currently indebted to the Corporation in respect of interest-free loans that are payable on demand by the Corporation. All such loans were entered into prior to the application to the Corporation of the relevant provisions of the Sarbanes-Oxley Act of 2002. As at April 25, 2005, the aggregate indebtedness of all directors, executive officers and senior officers to the Corporation entered into in connection with such loans was Cdn$606,634 and U.S.$411,128. The following table summarizes the largest amount of such loans outstanding during the year ended December 31, 2004 and the amount outstanding as at April 25, 2005.


  TABLE OF INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

                                                             Largest Amount
                                                               Oustanding         Amount
                                  Involvement of the         During FY-Ended    Outstanding as
                                  Corporation or its          Dec. 31, 2004   at April 25, 2005
Name and Principal Position           subsidiaries                 ($)              ($)
___________________________   _____________________________  _______________ _________________
M.F. Yull                     The Corporation is the Lender   U.S.$216,398     U.S.$216,398
  Chairman of the Board,                                      Cdn $415,277     Cdn $415,277
  Chief Executive Officer
  and a Director

G.A. Yull                     The Corporation is the Lender   U.S.$125,000     U.S.$117,500
  President, Distribution
  Products

A.M. Archibald                The Corporation is the Lender   Cdn $160,255     Cdn $160,255
  Chief Financial Officer
  and Secretary

D.R. Yull -                   The Corporation is the Lender   U.S.$ 59,730     U.S.$ 59,730
  Executive Vice President
  Strategic Planning and
  International Business

H.D. McSween                  The Corporation is the Lender   Cdn $ 31,102     Cdn $ 31,102
  Executive Vice President,
  Operations

J. Jackson                    The Corporation is the Lender   U.S.$ 10,000     U.S.$ 10,000
  Vice President, Chief
  Information Officer



Directors' and Officers' Insurance

     The Corporation maintains directors' and officers' liability insurance covering liability, including defense costs, of directors and officers of the Corporation incurred as a result of acting as such directors or officers, provided they acted honestly and in good faith with a view to the best interests of the Corporation. The current limit of insurance is U.S.$25,000,000 and an annual premium of U.S.$350,000 was paid by the Corporation in the last completed financial year with respect to the period from December 2004 to December 2005. Claims payable to the Corporation are subject to a retention of up to U.S.$1,000,000 per occurrence.

Performance Graph

     The following graphs illustrate changes over the past five year period in cumulative total shareholder return over the five-year period on the Corporation's common shares with the cumulative shareholder returns on the S&P/TSX Total Return Index (1st graph below) and on the S&P 500 (2nd graph below), assuming reinvestment of all dividends.

FIVE-YEAR TOTAL RETURN ON $100 INVESTMENT (DIVIDENDS REINVESTED)
(Based on the Corporation's activity on The Toronto Stock Exchange)



                         [GRAPH]

               Dec. 31    Dec. 31    Dec. 31   Dec. 31   Dec. 31   Dec. 31
                 1999       2000      2001      2002      2003       2004
-  Intertape   $100.00    $ 27.44    $32.07    $15.59    $41.29    $ 27.17
-  S&P/TSX     $100.00    $106.18    $91.27    $78.61    $97.95    $109.23


FIVE-YEAR TOTAL RETURN ON $100 INVESTMENT (DIVIDENDS REINVESTED)
(Based on the Corporation's activity on The New York Stock Exchange)


                         [GRAPH]

               Dec. 31    Dec. 31    Dec. 31   Dec. 31   Dec. 31   Dec. 31
                 1999       2000      2001      2002      2003       2004
-  Intertape   $100.00    $26.26     $29.68    $14.52    $45.55    $32.56
-  S&P/TSX     $100.00    $89.86     $78.14    $59.88    $75.68    $82.49


Appointment and Remuneration of Auditors

     Raymond Chabot Grant Thornton LLP, Chartered Accountants, who have been the auditors of the Corporation since December 22, 1989 and the auditors of the predecessor company since 1981, have been recommended by the Audit Committee and will be nominated for appointment as the Corporation's auditors to hold office until the next annual meeting of shareholders at such remuneration as may be fixed by the Board of Directors. A majority of the votes of the shareholders present or represented by proxy at the Meeting is required for the approval of such matter. Representatives of Raymond Chabot Grant Thornton LLP will be present at the Meeting and will have an opportunity to make a statement if they desire to do so. They will also be available to respond to appropriate questions.

Interest of Management and Others in Material Transactions

     The management of the Corporation is unaware of any interest in any material transaction of the Corporation of any director or officer of the Corporation, of any management nominee for election as a director of the Corporation or of any person who beneficially owns or exercises control or direction over shares carrying more than ten percent of the voting rights attached to all shares of the Corporation, or any associate or affiliate of any such person, since the beginning of the last completed financial year of the Corporation or in any proposed transactions that has materially affected or will materially affect the Corporation or any of its affiliates.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES OF THE CORPORATION

     In 1995, the Toronto Stock Exchange (the "TSX") adopted a requirement that disclosure be made by each listed company of its corporate governance system by making reference to the TSX Guidelines for Corporate Governance (the "Guidelines") and each listed company is also required to explain where its system of governance differs from the Guidelines.

     More recently, regulators in both Canada and the United States have brought forth new requirements in terms of corporate governance and accountability in connection with public companies. Heightened expectations on the part of investors and the public in general encouraged governments and regulators in both countries to propose and adopt new rules in these sectors and to revise and amend those rules that were already in effect. The Corporation's Nominating & Governance Committee will continue to follow the progress of these developments with a view to recommending to the Board any changes to the Corporation's governance practices that may become necessary in order that the Corporation complies with the aforementioned requirements as they become effective.

     The following is a statement of the Corporation's existing corporate governance practices with specific reference to the Guidelines (as indicated in bold below) currently in effect:

_____________________________________________________________________________
[BOLDED]
     The board of directors of every corporation should explicitly assume responsibility for the stewardship of the corporation and adopt a formal mandate setting out the board's stewardship responsibilities, and as part of the overall stewardship responsibility, the board should assume responsibility for the following matters:

     (a) adoption of a strategic planning process and the approval and review, on at least an annual basis of a strategic plan;

     (b) the identification of the principal risks of the corporation's business and overseeing the implementation of appropriate systems to manage these risks;

     (c) succession planning, including appointing, training and monitoring senior management;

     (d)  communications policies for the corporation; and

     (e) the integrity of the corporation's internal control and management information systems.
____________________________________________________________________________

     All the directors that are presently in office and that are proposed to be re-elected at the Meeting have served as directors in good standing of the Corporation since 1994, other than Gordon R. Cunningham who was elected in 1998 and Thomas E. Costello who was elected on November 22, 2002. Further, John E. Richardson and Jorge N. Quintas have been nominated this year for the first time to serve as directors of the Corporation. Participation of directors is expected at all Board of Directors and Committee meetings. Directors are asked to notify the Corporation if they will be unable to attend and attendance at meetings is duly recorded. All the directors have agreed to contribute to the evaluation of their collective as well as their individual performances.

     The mandate of the Board of Directors of the Corporation is to supervise the management of the business and affairs of the Corporation, including the development of major policy and strategy and the identification of the risks of the Corporation's business and implementation of the appropriate systems to manage these risks. The Board of Directors of the Corporation has explicitly assumed responsibility for the stewardship of the Corporation and has adopted a formal mandate setting out its stewardship responsibilities. Additionally, the Corporation has adopted a Code of Conduct and Business Ethics that all directors, management personnel and employees of the Corporation are expected to adhere to.

     All major decisions concerning, among other things, the Corporation's corporate status, capital, debt financing, securities distributions, investments, acquisitions, divestitures and strategic alliances, are subject to approval by the Board of Directors. In particular, capital investments and other outlays of an aggregate monetary amount of one million U.S. dollars or more are subject to the prior approval of the Board of Directors.

     The Board of Directors meets at least quarterly, and more frequently as required to consider particular issues or conduct specific reviews between quarterly meetings whenever appropriate. The Board of Directors periodically invites senior operating management to attend meetings of the Board of Directors to report on their business responsibilities. Governance responsibilities are undertaken by the Board of Directors as a whole, with certain specific responsibilities delegated to the Audit, the Compensation and the Nominating & Governance Committees as described below. For example, the Board of Directors has mandated the Compensation Committee and the Nominating & Governance Committee to develop a succession planning strategy for the Corporation which will include formalizing the Corporation's procedures related to the appointing, training and monitoring of senior management.

____________________________________________________________________________
[BOLDED]
     The board of directors of every corporation should be constituted with a majority of individuals who qualify as unrelated directors. If the corporation has a significant shareholder, in addition to a majority of unrelated directors, the board should include a number of directors who do not have interests in or relationships with either the corporation or the significant shareholder and which fairly reflects the investment in the corporation by shareholders other than the significant shareholder. The application of the definition of "unrelated director" to the circumstances of each individual director should be the responsibility of the board which will be required to disclose whether the board has a majority of unrelated directors or, in the case of a corporation with a significant shareholder, whether the board is constituted with the appropriate number of directors which are not related to either the corporation or the significant shareholder.
____________________________________________________________________________

     The Corporation's Board of Directors currently consists of seven directors, five of whom are unrelated directors in accordance with the definition of an unrelated director in the Guidelines. Following the Meeting,
J. Spencer Lanthier will cease to be a director, and should John E. Richardson and Jorge N. Quintas be elected as directors, the Corporation's Board of Directors will consist of eight directors. John E. Richardson and Jorge N. Quintas will be unrelated directors in accordance with the definition of an unrelated director in the Guidelines. The Board of Directors has examined its size and determined that eight directors, six of whom are unrelated, is an appropriate number for continued effective decision-making for the Corporation.

     The Board of Directors is currently chaired by M.F. Yull who is also the Chief Executive Officer of the Corporation. The Board is of the view that this does not impair its ability to act independently of management due, inter alia, to the independence of the remaining members of the Board of Directors and due to the role of the Board of Directors in determining its own policies, procedures and practices, and ensuring that the appropriate information is made available to the Board of Directors. Michael L. Richards is considered to be a related director given that the law firm Stikeman Elliott LLP, of which Mr. Richards is a senior partner, provides legal services to the Corporation on a regular basis. The Corporation is of the view that its relationship with Stikeman Elliott LLP does not inhibit Mr. Richards' ability to act impartially, nor his ability to act independently of the views of management of the Corporation.

     The Corporation does not have a significant shareholder as described in the Guidelines given that no shareholder of the Corporation has the ability to exercise a majority of the votes for the election of the Corporation's Board of Directors.
_____________________________________________________________________________
[BOLDED]
Committees of the board of directors should generally be composed solely of non-management directors, a majority of whom are unrelated directors.
_____________________________________________________________________________

     The Board of Directors has established three committees, the Audit Committee, the Compensation Committee, and the Nominating & Governance Committee to facilitate the carrying out of its duties and responsibilities and to meet applicable statutory requirements. The Guidelines recommend that the Audit Committee be made up of non-management and unrelated directors only and that other board committees should be comprised generally of non-management directors, a majority of whom should be unrelated directors.

     The following is a description of the Committees of the Board of Directors and their mandate:

     -     Audit Committee

     The Audit Committee is presently composed of four directors, being L. Robbie Shaw, Gordon R. Cunningham J. Spencer Lanthier and Thomas E. Costello, all of whom are non-management directors and all of whom are unrelated directors, as such term is understood in reference to the Guidelines. The Audit Committee met 7 times during the period from January 1, 2004 to December 31, 2004. Following the Meeting, J. Spencer Lanthier will no longer serve on the Audit Committee given that he is not standing to be re-elected as a director. The directors of the Corporation will propose that John E. Richardson be appointed to the Audit Committee. Amongst his broad corporate and financial expertise, Mr. Richardson has been a C.A. since 1957, was a senior partner of Clarkson Gordon & Co. (now Ernst & Young) from 1965 to
1986 and was made a fellow of the Ontario Institute of Chartered Accountants in 1982.

     The basic mandate of the Audit Committee is to review the annual financial statements of the Corporation and to make recommendations to the Board of Directors in respect thereto. Further, the Committee reviews the nature and scope of the annual audit as proposed by the external auditors and management and, with the external auditors and management, the adequacy of the internal accounting control procedures and systems within the Corporation.

     During 2002, the Audit Committee formalized its mandate into a written charter document. The charter sets out that, in addition to its basic mandate, the Audit Committee will, on a going-forward basis, have the sole authority to recommend to the Corporation's shareholders the appointment or replacement of the Corporation's external auditors and shall approve all audit engagement fees and terms and all significant non-audit engagements with the external auditors. Further, the Audit Committee will require that the Corporation's external auditors provide a report at least annually regarding, inter alia, the auditors' internal quality-control procedures and all relationships between the external auditors and the Corporation. While the Audit Committee may consult with management on these issues, it shall not delegate its overall responsibility. The charter also sets out that the Audit Committee shall have the authority, to the extent it deems necessary or appropriate, to retain special legal, accounting or other consultants for additional advice as may be required.

     -     Compensation Committee

     The Compensation Committee is presently composed of four directors, being Ben J. Davenport, Jr., Michael L. Richards, L. Robbie Shaw and Gordon R. Cunningham. The Compensation Committee met 3 times during the period from January 1, 2004 to December 31, 2004. As aforementioned on the previous page, Michael L. Richards is considered to be a related director. Nonetheless, given Mr. Richards' broad business experience, the Corporation feels he should continue to serve on the Compensation Committee.

     The mandate of the Compensation Committee was described above under the heading "Report on Executive Compensation".

     -     Nominating & Governance Committee

     The Nominating & Governance Committee is composed of all of the current members of the Board, a majority of whom are unrelated directors. The charter of the Nominating & Governance Committee sets out that the committee will, inter alia:

     (i) assess on an annual basis the effectiveness of the Board as a whole as well as periodically evaluate the contribution of individual members of the Board;

     (ii) review, on a periodic basis, the size and composition of the Board and ensure that an appropriate number of unrelated directors sit on the Board;

     (iii) identify individuals qualified to become members of the Board as may be required and recommend to the Board new nominees for appointment;

     (iv)   provide appropriate orientation to any new members of the Board;

     (v) recommend to the Board corporate governance guidelines and ensure the sufficiency of such guidelines on a periodic basis; and

     (vi) review and advise the Board at least annually as to corporate governance issues.

____________________________________________________________________________
[BOLDED]
The board of directors of every corporation should appoint a committee of directors composed exclusively of non-management directors, a majority of whom are unrelated directors, with the responsibility for proposing to the full board new nominees to the board and for assessing directors on an ongoing basis.
____________________________________________________________________________

     As aforementioned, this responsibility has been undertaken by the Nominating & Governance Committee of the Board, a majority of whom are unrelated directors, but one of whom is a member of management.

____________________________________________________________________________
[BOLDED]
Every board of directors should implement a process to be carried out by the nominating committee or other appropriate committee for assessing the effectiveness of the board as a whole, the committees of the board and the contribution of individual directors.
____________________________________________________________________________

     As aforementioned, this responsibility has been undertaken by the Nominating & Governance Committee of the Board.

____________________________________________________________________________
[BOLDED]
Every corporation, as an integral element of the process for appointing new directors, should provide an orientation and education program for new recruits to the board. In addition, every corporation should provide continuing education for all directors.
____________________________________________________________________________

     As aforementioned, this responsibility has been undertaken by the Nominating & Governance Committee of the Board.

____________________________________________________________________________
[BOLDED]
Every board of directors should examine its size and composition and undertake, where appropriate, a program to establish a board comprised of members who facilitate effective decision-making.
____________________________________________________________________________

     As aforementioned, this responsibility has been undertaken by the Nominating & Governance Committee of the Board.
____________________________________________________________________________
[BOLDED]
A committee of the board of directors comprised solely of unrelated directors should review the adequacy and form of the compensation of senior management and directors, with such compensation realistically reflecting the responsibilities and risks of such positions.
____________________________________________________________________________

     This responsibility forms part of the mandate of the Compensation Committee, as described above under the heading "Report on Executive Compensation".
____________________________________________________________________________
[BOLDED]
Every board of directors should expressly assume responsibility for, or assign to a committee of directors the general responsibility for, developing the corporation's approach to governance issues. This committee would, among other things, be responsible for the Corporation's response to these governance guidelines.
____________________________________________________________________________

     As aforementioned, this responsibility has been undertaken by the Nominating & Governance Committee of the Board.
____________________________________________________________________________
[BOLDED]
The board of directors, together with the CEO, should develop position descriptions for the board and for the CEO, involving the definition of the limits to management's responsibilities. In addition, the board should approve or develop the corporate objectives which the CEO is responsible for meeting and assess the CEO against these objectives.
____________________________________________________________________________

     The Corporation established written corporate governance guidelines to address the above issues. Such guidelines do not contain formalized position descriptions for the Board and for the CEO, nor do they set out specific objectives which the CEO is responsible for meeting. The Board is of the view that due to its relatively small size, the need for these formalities is diminished because effective communication between the Board and management of the Corporation is otherwise achieved. That being said, the Compensation Committee conducts an annual review of the CEO's performance in order to ensure that the CEO is providing the best leadership for the Corporation in the long and short term.
____________________________________________________________________________
[BOLDED]
The audit committee should be composed only of unrelated directors. All of the members of the audit committee should be financially literate and at least one member should have accounting or related financial experience. The audit committee should have direct communication channels with the internal and external auditors to discuss and review specific issues as appropriate. The audit committee duties should include oversight responsibility for management reporting on internal control.
____________________________________________________________________________

     The Audit Committee of the Corporation, as described previously, meets all of the above criteria.
____________________________________________________________________________
[BOLDED]
Every board of directors should implement structures and procedures that ensure that the board can function independently of management. The board of directors should implement a system which enables an individual director to engage an external adviser at the expense of the Corporation in appropriate circumstances. The engagement of the external adviser should be subject to the approval of an appropriate committee of the board.
____________________________________________________________________________

     Non-management directors meet at least quarterly. Further, the Board and the Audit Committee have the power to hire independent legal, financial or other advisors as they may deem necessary, without consulting or obtaining the approval of any officer of the Corporation in advance.
____________________________________________________________________________
[BOLDED]
Corporations should have a formalized process in order to communicate as required with shareholders and in order to address their feedback and queries.
____________________________________________________________________________

     The fundamental objective of the Corporation's shareholder communication policy is to ensure an open, accessible and timely exchange of information with all shareholders respecting the business, affairs and performance of the Corporation, subject to the requirements of securities legislation in effect and other statutory and contractual obligations limiting the disclosure of such information. In order to facilitate the effective and timely dissemination of information to all of its shareholders, the Corporation releases its disclosed information through news wire services, the general media, telephone conferences with investment analysts and mailings to shareholders.

ADDITIONAL INFORMATION

     Additional financial information is provided in the Corporation's Consolidated Financial Statements and Management's Discussion and Analysis for the fiscal year ended December 31, 2004. All of this information, as well as additional information relating to the Corporation is available on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com and on EDGAR at www.sec.gov. Shareholders may also contact the Corporation to request copies of the Corporation's Consolidated Financial Statements and Management's Discussion and Analysis by contacting Investor Relations at 866-202-4713 or by e-mail to itp$info@itape.com.

APPROVAL OF DIRECTORS

     The contents and the sending of this Circular have been approved by the directors of the Corporation.



                                       (signed) Andrew M. Archibald, C.A.
                                       Chief Financial Officer and Secretary
Montreal, Quebec - April 25, 2005

INTERTAPE POLYMER GROUP INC.
                                    PROXY
              The Management of the Corporation Solicits this Proxy

     The undersigned shareholder of INTERTAPE POLYMER GROUP INC. (the "Corporation") hereby appoints Melbourne F. Yull, failing whom, Michael L. Richards, or instead of the foregoing,____________________________________
__________________________________________________________________________
as the proxyholder of the undersigned to attend and act for and on behalf of the undersigned at the Annual and Special Meeting of Shareholders of the Corporation to be held on May 25, 2005, and at any adjournment thereof to the same extent and with the same power as if the undersigned were present in person thereat and with authority to vote and act in the said proxyholder's discretion with respect to amendments or variations to matters referred to in the notice of the Meeting and with respect to other matters which may properly come before the Meeting. This proxy is solicited by and on behalf of the Management of the Corporation.

The said proxyholder is specifically directed to vote or withhold from voting the shares registered in the name of the undersigned as indicated below:

(1)	ELECTION OF DIRECTORS

____ FOR all nominees listed below as a group (except as marked to the contrary below)

____ WITHHOLD AUTHORITY to vote for all nominees listed below as a group

(INSTRUCTION: TO WITHHOLD AUTHORITY TO VOTE FOR ANY INDIVIDUAL NOMINEE, STRIKE A LINE THROUGH THE NOMINEE'S NAME IN THE LIST BELOW.)

Melbourne F. Yull, Michael L. Richards, Ben J. Davenport, Jr., L. Robbie Shaw, Gordon R. Cunningham, Thomas E. Costello, John E. Richardson, Jorge N. Quintas.

(2) VOTE FOR ___ WITHHOLD FROM VOTING ___ in respect of the appointment of Raymond Chabot Grant Thornton as auditors of the Corporation and authorizing the directors to fix their remuneration.


                                        Date:_________________________________
                                        Signature_____________________________
Notes:

(1) This form of proxy must be executed by the shareholder or his attorney authorized in writing or, if the shareholder is a corporation, under the corporate seal or by an officer or attorney thereof duly authorized. Joint holders should each sign. Executors, administrators, trustees, etc., should so indicate when signing. If undated, this proxy is deemed to bear the date it was mailed to the shareholder.

(2) A shareholder may appoint as proxyholder a person (who need not be a shareholder) other than the persons designated in this form of proxy to attend and act on his behalf at the Meeting by inserting the name of such other person in the space provided or by completing another proper form of proxy.

(3) The shares represented by this proxy will, on a show of hand or any ballot that may be called for, be voted or withheld from voting in accordance with the instructions given by the shareholder; in the absence of any contrary instructions, this proxy will be voted "FOR" the itemized matters.

                                  PROXY
              Please complete and return in the envelope provided.
                        FORMULAIRE DE PROCURATION
            Veuillez completer et poster dans l'enveloppe ci-jointe.